Item 77M All Series

At the Special Meeting of Shareholders of The Coventry Group (the Trust) held on December 11, 2008, shareholders approved an Agreement and Plan of Reorganization, under which the 1st Source Monogram Income Fund, 1st Source Monogram Income Equity Fund and 1st Source Monogram Long/Short Fund, each a series of the Trust, reorganized into the Wasatch-1st Source Income Fund, Wasatch-1st Source Income Equity Fund and Wasatch-1st Source Long/Short Fund, respectively, each a newly-created series (each, a Wasatch Fund) of Wasatch Funds, Inc. The Agreement and Plan of Reorganization was approved by the Board of Trustees of the Trust on August 18, 2008 and the Board of Directors of Wasatch Funds, Inc. on August 27, 2008. Each series of the Trust was reorganized into corresponding series of Wasatch Funds, Inc. on December 15, 2008.